    As filed with the Securities and Exchange Commission on February 28, 1997


                                                   REGISTRATION NO. 333-20501
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        ----------------------------


                                AMENDMENT NO. 2


                                       TO
                                    FORM S-3
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                        ----------------------------

                            NABORS INDUSTRIES, INC.
             (Exact Name of Registrant as Specified in Its Charter)
                        ----------------------------


           Delaware                                           93-0711613
(State or Other Jurisdiction of                            (I.R.S. Employer
Incorporation or Organization)                            Identification No.)

                        515 WEST GREENS ROAD, SUITE 1200
                              HOUSTON, TEXAS 77067
                                 (281) 874-0035
                        (Address and Telephone Number of
                   Registrant's Principal Executive Offices)

                        ----------------------------


                              ANTHONY G. PETRELLO
                     PRESIDENT AND CHIEF OPERATING OFFICER
                            NABORS INDUSTRIES, INC.
                        515 WEST GREENS ROAD, SUITE 1200
                             HOUSTON, TEXAS  77067
                                 (281) 874-0035
           (Name, Address and Telephone Number of Agent For Service)

                        ----------------------------
                                 Copies to:
                          Howard M. Berkower, Esq.
                              Baker & McKenzie
                              805 Third Avenue
                          New York, New York  10022
                               (212) 751-5700

                        ----------------------------


    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.
    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.[ ]
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box.[x]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]




    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

******************************************************************************
*                                                                            *
*    INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A   *
*    REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED      *
*    WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT   *
*    BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE         *
*    REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT     *
*    CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR  *
*    SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH  *
*    OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR  *
*    QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.              *
*                                                                            *
******************************************************************************


                 SUBJECT TO COMPLETION, DATED FEBRUARY 28, 1997


PROSPECTUS

                            NABORS INDUSTRIES, INC.

           4,120,398 SHARES OF COMMON STOCK, PAR VALUE $.10 PER SHARE

     This Prospectus relates to 4,120,398 shares (the "Offered Stock") of Common Stock, $.10 par value per share (the "Common Stock"), of Nabors Industries, Inc., a Delaware corporation ("the Company"), which may be distributed, sold or otherwise transferred from time to time by and for the account of the selling stockholders named herein (the "Selling Stockholders"), including their permitted transferees, pledgees, donees and other permitted successors in interest. It is anticipated that the Company will not receive any of the proceeds from any sale of the Offered Stock, but has agreed to bear certain costs relating to the registration of the Offered Stock (currently estimated to be $45,000), not including certain expenses such as commissions and discounts of dealers or agents. However, approximately 335,418 shares of the Offered Stock have been placed in escrow as security for certain indemnification obligations of certain of the Selling Stockholders to the Company. See "Selling Stockholders."

     Pursuant to that certain Consent and Voting Agreement and Plan of Merger, dated as of December 20, 1996 (the "Merger Agreement"), by and among the Company, Nabors Acquisition Corp. 96, a Delaware corporation and a wholly-owned subsidiary of the Company ("Acquisition Sub"), ADCOR-Nicklos Drilling Company, a Delaware corporation ("ADCOR"), and all of the stockholders and option holders of ADCOR, Acquisition Sub merged with and into ADCOR on January 2, 1997 (the "Merger"), as a result of which ADCOR became a wholly-owned subsidiary of the Company. As a result of the Merger, (i) each share of Common Stock, $.01 par value per share, of ADCOR ("ADCOR Common Stock") issued and outstanding immediately prior to January 2, 1997, was converted into 117.1899 shares of Common Stock, and (ii) each outstanding option to purchase ADCOR Common Stock was converted into a specified number of shares of Common Stock. Certain of the Selling Stockholders (the "ADCOR Selling Stockholders"), who collectively owned all of the shares of stock and options to purchase stock of ADCOR, received an aggregate of 3,354,175 shares of Common Stock in the Merger. The Company has agreed that it will cause the resale of the Common Stock received by the ADCOR Selling Stockholders in the Merger to be registered under the Securities Act of 1933, as amended (the "Securities Act"). The two remaining Selling Stockholders have exercised their rights to have their shares of Common Stock included in certain registration statements filed by the Company under the Securities Act.

     The Common Stock is traded on the American Stock Exchange, Inc. ("AMEX") under the symbol "NBR." On February 18, 1997, the last reported sales price of a share of Common Stock on AMEX was $16.875.

     The shares of Offered Stock may be offered and sold from time to time by the Selling Stockholders directly or through broker-dealers who may act solely as agents, or who may acquire shares as principals. The distribution of the shares of Offered Stock may be effected in one or more transactions that may take place through AMEX or any national securities exchange on which the Offered Stock is approved for listing in the future, including block trades or ordinary broker's transactions, or through privately negotiated transactions, or in accordance with Rule 144 under the Securities Act, or through a combination of any such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or negotiated brokerage fees or commissions may be paid by the Selling Stockholders in connection with such sales. The Selling Stockholders and any dealers or agents that participate in the distribution of the Offered Stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of the Offered Stock by them and any commissions received by any such dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. See "Plan of Distribution."

     To the extent required, the specific shares of the Offered Stock to be sold, the names of the Selling Stockholders, the purchase price, public offering price, the names of any such agent or dealer, and any applicable commission or discount with respect to a particular offering will be set forth in an accompanying Prospectus Supplement. The aggregate proceeds to the Selling Stockholders from the shares of Common Stock will be the purchase price thereof less commissions and discounts, if any, and other expenses of distribution not borne by the Company.

     SEE "RISK FACTORS," BEGINNING ON PAGE 4, FOR A DISCUSSION OF CERTAIN RISK FACTORS THAT SHOULD BE CONSIDERED BY INVESTORS.

                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                             ---------------------

               The date of this Prospectus is             , 1997.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files periodic reports and other information with the Securities and Exchange Commission (the "Commission").

     The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act with respect to the Offered Stock. This Prospectus, which is a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement. Certain portions of the Registration Statement have been omitted as permitted by the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement, instrument or other document are not necessarily complete, and in each instance reference is made to the copy of such contract, agreement, instrument or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto.

     The Registration Statement, the exhibits and schedules thereto, and the reports and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th floor, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of all or any part of such materials also may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Company is an electronic filer under the EDGAR (Electronic Data Gathering, Analysis and Retrieval) system maintained by the Commission. The Commission maintains a Web site (http://www.sec.gov) on the Internet that contains reports, proxy statements, information statements and other information filed electronically by the Company with the Commission. Reports, proxy statements, information statements and other information concerning the Company should also be available for inspection at the offices of the American Stock Exchange, Inc., 86 Trinity Place, New York, New York 10006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed by the Company with the Commission under the Exchange Act are incorporated herein by reference:

          (i) the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1996;

          (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996; and

          (iii) the description of the Common Stock contained in Amendment No. 1 to the Registration Statement on Form 8-A (File No. 1-9245) filed with the Commission on May 20, 1992, and any subsequent amendment thereto filed for the purposes of updating such description.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Offered Stock shall be deemed to be incorporated by reference into this Prospectus and to be part hereof from the date of filing of such documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other document subsequently filed with the Commission which also is or is deemed to be incorporated by reference herein modifies or supersedes such previous statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

THE COMPANY UNDERTAKES TO PROVIDE WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST, A COPY OF THE DOCUMENTS THAT HAVE BEEN INCORPO-

RATED BY REFERENCE INTO THIS PROSPECTUS (NOT INCLUDING EXHIBITS TO SUCH DOCUMENTS OTHER THAN EXHIBITS SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH DOCUMENTS). REQUESTS FOR SUCH DOCUMENTS SHOULD BE DIRECTED TO DANIEL MCLACHLIN, CORPORATE SECRETARY, NABORS INDUSTRIES, INC., 515 WEST GREENS ROAD, SUITE 1200, HOUSTON, TEXAS 77067, TELEPHONE NUMBER (281) 775-8023.

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
AVAILABLE INFORMATION.......................................   2
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............   2
RISK FACTORS................................................   4
THE COMPANY.................................................   4
USE OF PROCEEDS.............................................   6
SELLING STOCKHOLDERS........................................   6
PLAN OF DISTRIBUTION........................................   8
LEGAL MATTERS...............................................   9
EXPERTS.....................................................   9


                             ---------------------

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY AND ITS SUBSIDIARIES SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AT ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                  RISK FACTORS

     In addition to the other information contained or incorporated by reference in this Prospectus, the following factors should be considered carefully by prospective investors in evaluating the Company before purchasing any of the securities offered hereby. Except for the historical information contained or incorporated by reference in this Prospectus, the matters discussed in this Prospectus are forward looking statements that involve risks and uncertainties, including industry conditions and the variability of demand for contract drilling and related oilfield services, intense competition, operating risks inherent in this hazardous industry, the adequacy and availability of insurance, risks associated with international operations, regulation pertaining to environmental matters and the other matters detailed to or referred to below and from time to time in the Company's other reports filed with the Commission. The actual results that the Company achieves may vary materially from those set forth in or implied by any forward looking statements due to such risks and uncertainties.

     Business-Related Risks. The information set forth under the captions "Industry Conditions, Competition and Seasonality," "Operating Risks and Insurance" and "Governmental Matters" in Part I of the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1996, in addition to the other information included therein, is hereby specifically incorporated by reference herein.

     International Operations. A significant portion of the Company's business is derived from international markets, including major operations in the Middle East, the North Sea, and South and Central America, as well as other operations in the Commonwealth of Independent States (the "CIS"), the Far East, and Africa. Such operations may be subject to various risks including risk of war and civil disturbances and governmental activities that may limit or disrupt markets, restrict the movement of funds or result in the deprivation of contract rights or the taking of property without fair compensation. In certain countries, such operations may be subject to the additional risk of fluctuating currency values and exchange controls. In the international markets in which the Company operates, it is subject to various laws and regulations with respect to the operation and taxation of its business and the import and export of its equipment from country to country, the imposition, application and interpretation of which can prove to be uncertain.

     Dividend Policies; Restrictions on Payment of Dividends. The Company does not anticipate that it will pay any dividends on the Common Stock in the foreseeable future. Certain of the Company's debt instruments include covenants restricting the Company's ability to pay dividends or to make certain other distributions to stockholders.

     Market Risk with respect to Common Stock; Certain Investment
Limitations. The Common Stock is listed for trading on AMEX. However, the prices at which shares of Common Stock trade may depend upon many factors, including prevailing interest rates, markets for similar securities, industry conditions, and the performance of, and investor expectations for, the Company. No assurance can be given that a holder of shares of Common Stock will be able to sell such shares at any particular price. Certain institutional investors may invest only in dividend-paying equity securities or may operate under other restrictions that may prohibit or limit their ability to invest in the Common Stock.

                                  THE COMPANY

GENERAL

     Nabors Industries, Inc. (collectively, with its subsidiaries (unless the context otherwise requires), the "Company") is the largest land drilling contractor in the world. The Company, which was incorporated in Delaware in 1978, has principally been engaged in oil, gas and geothermal land drilling operations in Alaska, the lower 48 states of the United States and Canada, and internationally in the Middle East, the Far East, the CIS, North and West Africa and South and Central America. The Company, through its subsidiaries, including primarily Sundowner Offshore Services, Inc., provides offshore well servicing and workover services in the Gulf of Mexico, Alaska's Cook Inlet and several international markets. Another subsidiary, J.W. Gibson Well Service Company, provides well servicing and workover services primarily in the Rocky

Mountains and mid-continent region of the United States. The Company also provides oilfield management, engineering, transportation, construction, maintenance and other support services in selected domestic and international markets. A subsidiary of the Company, Canrig Drilling Technology Ltd., sells top drives for a broad range of drilling rig applications. The Company's principal executive offices are located at 515 West Greens Road, Suite 1200, Houston, Texas 77067 and its telephone number is (281) 874-0035.

     Since the current management group began directing the Company in 1987, the Company's primary business philosophy has been to establish and maintain a conservative and flexible financial posture, to build a diverse portfolio of market positions to mitigate risk and create potential for growth, to forge long-term relationships with customers, to build a cadre of talented and experienced employees, to grow and remain profitable in any market environment and to position the business for the future by maintaining flexibility. This philosophy has been implemented primarily through strategic acquisitions and internal growth in existing and new markets. The Company has also advanced this philosophy by entering into strategic alliances with customers and by providing integrated drilling, engineering and other oilfield services responsive to customer needs.

     Acquisitions and Internal Growth. The Company's primary business philosophy has been implemented primarily through strategic acquisitions and internal growth in existing and new markets. Since 1988, through acquisition of other drilling companies, asset purchases and internal expansion, the Company has grown from a land drilling business centered principally in Canada and Alaska to an international company operating on land and offshore in many of the major oil, gas and geothermal markets in the world. In 1988, the Company's rig fleet consisted of 44 land drilling rigs. As of February 18, 1997, the active Company-owned rig fleet consisted of 360 land drilling rigs, 34 offshore rigs and 78 land workover and well servicing rigs.

     Strategic Alliances. The Company's primary business philosophy has also been advanced by entering into strategic alliances with customers. An increasing number of customers have been seeking to reduce costs and improve efficiency in their exploration and development drilling programs by establishing continuing relationships, or alliances, with a small number of preferred drilling contractors. These alliances can result in long term work and increased profitability for drilling contractors that are selected as partners in the alliance. The Company has been selected by certain operators as an alliance partner in Alaska, the lower 48 states of the United States and Canada.

     Drilling and Engineering Services. The Company's primary business philosophy has also been advanced by providing drilling-related services and management of drill site activities to its customers. Many major oil and gas companies are reducing the number of services they provide and the number of service contractors at a drill site, and are requiring that the contractors remaining provide such drilling-related services and management. The Company also seeks to provide innovative, quality engineering and technical support for its drilling and oilfield support operations. The Company provides engineering services to all of its subsidiaries and to its worldwide customers from its Houston-based engineering groups.

RECENT DEVELOPMENTS

     On November 15, 1996, the Company and Noble Drilling Corporation, Noble Properties, Inc. and Noble Drilling (Canada) Ltd. (collectively, "Noble") entered into an asset purchase agreement pursuant to which the Company agreed to purchase 19 marketed land drilling rigs, 28 stacked land drilling rigs and the real estate assets used by Noble in connection with the rigs, and assume the interests in Noble's drilling contracts for a purchase price of $60 million. Thirty eight of the rigs are located in the United States and nine are located in Canada. The transaction was consummated in December 1996.

     In November 1996, the Company completed the sale of Nabors Drilling & Energy Services UK Ltd., a wholly-owned subsidiary of the Company, to Abbot Group plc for approximately $36 million plus the value of working capital in cash. In addition, the Company received 10.8 million four-year warrants to acquire stock in Abbot Group plc at 83 pence per share.

     On December 20, 1996, the Company entered into the Merger Agreement, pursuant to which the Company agreed to acquire all of the outstanding shares of ADCOR Common Stock and all of the outstanding options to purchase such shares in exchange for the issuance to the ADCOR Selling Stockholders of 3,354,175 shares of Common Stock. The ADCOR fleet consists of 30 active and six stacked rigs located in the United States. The assets also include significant amounts of drill pipe, spare drilling equipment, yards, vehicles and other support equipment. The transaction was consummated on January 2, 1997.

                                USE OF PROCEEDS

     It is anticipated that the Company will not receive any of the proceeds from sales of the Offered Stock. See "Selling Stockholders" for a list of those persons who will receive the proceeds from such sales. Approximately 335,418 shares of the Offered Stock have been placed in escrow as security for certain indemnification obligations of the ADCOR Selling Stockholders to the Company. To the extent that proceeds from the sale of the escrowed shares are received by the Company, the Company will use such sums to pay for costs and expenses of related indemnification claims and for working capital and general corporate purposes. See "Selling Stockholders."

                              SELLING STOCKHOLDERS

     This Prospectus covers the offer and sale by each of the Selling Stockholders of the shares of Common Stock set forth in the table below. The ADCOR Selling Stockholders received an aggregate of 3,354,175 shares of Common Stock in the Merger, representing approximately 4% of the outstanding Common Stock immediately after the Merger. The Company agreed that it would cause to be registered under the Securities Act the resale of the Common Stock received by the ADCOR Selling Stockholders in the Merger. The two Selling Stockholders who are not former holders of securities of ADCOR, John Hancock Mutual Life Insurance Company ("John Hancock") and Occidental Oil and Gas Corporation ("Occidental"), have exercised their rights to have their shares of Common Stock included in certain registration statements filed by the Company under the Securities Act. Occidental acquired the shares of Common Stock offered for resale by this Prospectus in April 1996 in exchange for all of the outstanding shares of common stock of its subsidiary, Exeter Drilling Company ("Exeter"). Exeter's drilling fleet consisted of 49 actively marketed rigs. The majority of Exeter's active fleet is composed of rigs operating in the Rocky Mountains. A subsidiary of Exeter, J.W. Gibson Well Service Company ("Gibson"), operated 78 workover and well-servicing rigs in the Rocky Mountains, the mid-continent region of North America and New Mexico. The consideration paid consisted of approximately $28.6 million in cash (of which approximately $10.6 million was paid for Exeter's and Gibson's working capital) and 266,223 shares of Common Stock. John Hancock acquired the shares of Common Stock offered for resale by this Prospectus in January 1997, when it exercised warrants to purchase shares of Common Stock held by it. Such warrants were issued by the Company in 1990 in connection with the purchase by John Hancock of $30 million in principal amount of the Company's 10.25% Senior Secured Notes due January 31, 1997.

     The Company has agreed to indemnify the Selling Stockholders against certain liabilities arising out of any actual or alleged material misstatements or omissions in the Registration Statement (other than liabilities arising from information supplied by the Selling Stockholders for use in the Registration Statement). Each Selling Stockholder, severally but not jointly, has agreed to indemnify the Company against liabilities arising out of any actual or alleged material misstatements or omissions in the Registration Statement insofar as such misstatements or omissions were made in reliance upon written information furnished to the Company by the Selling Stockholder expressly for use in the Registration Statement. Such indemnification by any Selling Stockholder is limited to the net proceeds received by such stockholder from the shares of Offered Stock sold hereunder.

     Pursuant to the terms of the Merger Agreement, the ADCOR Selling Stockholders have agreed to indemnify the Company, severally but not jointly, against losses in excess of $100,000 resulting from any breaches of representations and warranties and agreements contained in the Merger Agreement and against certain other potential liabilities. The ADCOR Selling Stockholders have deposited approximately 335,418 shares of the Offered Stock (the "Escrow Shares") in escrow with Bank One, Texas, N.A. (the "Escrow Agent") in order to secure their obligations to the Company. The Escrow Shares deposited were contributed on a pro rata basis by the ADCOR Selling Stockholders. Each ADCOR Selling Stockholder may sell all (but not less than all) of its Escrow Shares pursuant to this Prospectus; however, the sale price per Escrow Share must be at least $18.75 and the ADCOR Selling Stockholder must deposit with the Escrow Agent the cash proceeds of such sale.

     The following table sets forth the name of each Selling Stockholder, the number of shares of Common Stock which each Selling Stockholder owns, the number of shares of Common Stock which may be offered for resale hereunder and the percent of outstanding shares of Common Stock each Selling Stockholder owned prior to the offering to which this Prospectus relates. While certain of the ADCOR Selling Stockholders were officers, directors or employees of ADCOR, no ADCOR Selling Stockholder currently has, or during the past three years had, any position, office or other material relationship with the Company. Other than as described above, and except for (i) payments by the Company to John Hancock pursuant to the terms of the $40 million in principal amount of the Company's 9.18% Senior Secured Notes due July 31, 2006, which were issued to John Hancock in October 1992, and (ii) purchases in the ordinary course of business by Occidental or its affiliates of drilling and workover services from the Company in the United States and internationally, neither John Hancock nor Occidental has had any material relationship with the Company during the past three years. Since the Selling Stockholders may sell all, some or none of their shares, no estimate can be made of the aggregate number of the Common Stock that are to be offered hereby or that will be owned by each Selling Stockholder upon completion of the offering to which this Prospectus relates.

                                                                                          PERCENT OF
                                                                                         OUTSTANDING
                                                   NUMBER OF         NUMBER OF              SHARES
                                                     SHARES            SHARES           PRIOR TO THIS
              SELLING STOCKHOLDER                    OWNED         OFFERED HEREBY        OFFERING(1)
              -------------------                 ------------    ----------------    ------------------
Occidental Oil and Gas Corporation..............     266,223           266,223                 *
John Hancock Mutual Life Insurance Company......   1,500,000(2)        500,000(2)            1.6%
Conseil A/S.....................................     146,487           146,487                 *
Johs Hansen's Rederi A/S........................     140,627           140,627                 *
Pescara AS......................................      19,570            19,570                 *
Bari AS.........................................      19,570            19,570                 *
Pagano AS.......................................      19,453            19,453                 *
Four Seasons Venture A/S........................     175,784           175,784                 *
Risom Bruk AB...................................     117,189           117,189                 *
Meridien Holdings Limited.......................   1,541,047         1,541,047               1.6%
ADCOR Partners, L.P.............................     703,139           703,139                 *
Jack S. Blanton, Jr.............................     249,416(3)        249,416(3)              *
Jack S. Blanton III.............................       3,164(4)          3,164(4)              *
Mary Catherine Blanton..........................       3,164(4)          3,164(4)              *
Elizabeth W. Blanton............................       3,164(4)          3,164(4)              *
James M. Nicklos................................      80,254            80,254                 *
Genergy, Ltd. ..................................       5,625             5,625                 *
Eddy Refining Company...........................      45,821            45,821                 *
Swank & Company.................................      40,078            40,078                 *
Lisa Judson.....................................      10,718            10,718                 *
Jan Ankarcrona..................................      10,718            10,718                 *
C.W. Hinze......................................       6,650             6,650                 *
Sam McCaskill...................................       4,694             4,694                 *
Charles A. Hinton, Jr. .........................       7,843             7,843                 *

---------------

 *  Less than 1% of the outstanding Common Stock.

(1) Based on 96,305,106 shares of Common Stock outstanding on January 31, 1997.

(2) An indirect, wholly-owned investment advisory subsidiary of John Hancock, John Hancock Advisers, Inc., held 186,000 shares of Common Stock in various open-end mutual funds and pension accounts as of January 31, 1997, which are not included in the 1,500,000 shares noted above.

(3) Excludes 3,164 shares owned by each of Jack S. Blanton III, Mary Catherine Blanton and Elizabeth W. Blanton for which Jack S. Blanton, Jr. serves as Custodian under the Texas Uniform Transfer to Minors Act.

(4) Jack S. Blanton, Jr. serves as Custodian under the Texas Uniform Transfer to Minors Act for the 3,164 shares owned by each of Jack S. Blanton III, Mary Catherine Blanton and Elizabeth W. Blanton.

     The Selling Stockholders, or their permitted transferees, pledgees, donees or other permitted successors in interest, may sell up to all of the shares of the Common Stock shown above under the heading "Number of Shares Offered Hereby" pursuant to this Prospectus in one of more transactions from time to time as described below under "Plan of Distribution."

                              PLAN OF DISTRIBUTION

     Each of the Selling Stockholders may sell his, her or its shares of Offered Stock directly or through broker-dealers who may act solely as agents, or who may acquire shares as principals. The distribution of the shares of Offered Stock may be effected in one or more transactions that may take place through AMEX or any national securities exchange on which the Offered Stock is approved for listing in the future, including block trades or ordinary broker's transactions, or through privately negotiated transactions, or in accordance with Rule 144 under the Securities Act (or any other applicable exemption from registration under the Securities Act), through a combination of any such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or negotiated brokerage fees or commissions may be paid by the Selling Stockholders in connection with such sales. Sales of the Offered Stock may be effected to cover previous short sales of Common Stock. The ADCOR Selling Stockholders have agreed in the Merger Agreement that the Offered Stock would not be sold in an underwritten public offering.

     The Selling Stockholders may effect transactions by selling the Offered Stock directly or through broker-dealers acting either as principal or as agent, and such broker-dealers may receive compensation in the form of usual and customary or negotiated discounts, concessions or commissions from the Selling Stockholders.

     The aggregate proceeds to the Selling Stockholders from the sale of the Offered Stock will be the purchase price of the Offered Stock sold less the aggregate agents' commissions, if any, and other expenses of issuance and distribution not borne by the Company. The Selling Stockholders and any dealers or agents that participate in the distribution of the Offered Stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of the Offered Stock by them and any commissions received by any such dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

     Each Selling Stockholder and any other person participating in a distribution of Offered Stock will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rules 10b-6 and 10b-7. Rules 10b-6 and 10b-7 govern the activities of persons participating in a distribution of securities and, consequently, may restrict certain activities of, and limit the timing of purchases and sales of Offered Stock by, Selling Stockholders and other persons participating in a distribution of Offered Stock. Rules 10b-6 and 10b-7 were rescinded by the Commission, effective March 4, 1997, and were replaced with Regulation M and Rules 101 through 105 thereunder. On and after March 4, 1997, Selling Stockholders and other persons participating in a distribution of Offered Stock will be subject to Rules 101 and 102 under Regulation M, which provisions also may restrict certain activities of, and limit the timing of purchases and sales of Offered Stock by, Selling Stockholders and other persons participating in a distribution of Offered Stock. Furthermore, under both Rule 10b-6 and Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distribution, subject to exceptions or exemptions. All of the foregoing may affect the marketability of the securities offered hereby.

     To the extent required, the specific shares of the Offered Stock to be sold, the names of the Selling Stockholders, the purchase price, the names of any agent or dealer and any applicable commission or discount with respect to a particular offering will be set forth in an accompanying Prospectus Supplement.

     In the Merger Agreement, the ADCOR Selling Stockholders agreed that, if the Company determines in good faith that the Registration Statement may contain a material misstatement or omission because the Company has under consideration or has reached an understanding regarding a significant acquisition or disposition or other material transaction that has not been publicly disclosed, or if the Company is in the process of preparing a report on Form 8-K or other form for filing with the Commission, the Company may cause the Registration Statement, including this Prospectus, to not be used for an aggregate period not to exceed 45 days in any twelve-month period.

                                 LEGAL MATTERS

     The legality of the shares of Offered Stock will be passed upon for the Company by Baker & McKenzie, New York, New York. Anthony Petrello, a Director and the President and Chief Operating Officer of the Company, was a partner of, and is currently of counsel to, Baker & McKenzie.

                                    EXPERTS

     The consolidated financial statements incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1996 have been audited by Coopers & Lybrand L.L.P., independent accountants, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered hereunder, other than commissions or discounts with respect to the sale of the Offered Stock. Except for the Securities and Exchange Commission filing fee, all amounts are estimates. The Company will pay for all of the expenses listed below and the Selling Stockholders will bear any such commissions or discounts.

                           Securities and Exchange Commission
                             filing fee  . . . . . . . . . . . . . . . . . . . . . .    $ 21,382.37
                           Printing and engraving fees
                             and expenses  . . . . . . . . . . . . . . . . . . . . .    $  5,000.00
                           Legal fees and expenses . . . . . . . . . . . . . . . . .    $ 10,000.00
                           Accounting fees and expenses  . . . . . . . . . . . . . .    $  5,000.00
                           Miscellaneous expenses  . . . . . . . . . . . . . . . . .    $  3,617.63
                                                                                        -----------
                                     Total                                              $ 45,000.00
                                                                                        ===========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 145 of the Delaware General Corporation Law permits the indemnification of directors, employees and agents of Delaware corporations.

         Consistent therewith, Article Seventh of the Restated Certificate of Incorporation of the Company states as follows:

                 "Seventh: (a) Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter collectively referred to as a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators.

                 (b) The right to indemnification conferred in this Section shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that if the Delaware General Corporation Law requires, the payment of such expenses incurred by a director or officer in advance of the final disposition of a proceeding, shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Section or otherwise. The Corporation may, by action of its Board of Directors, provide indemnification to employees and agents of the Corporation with the same scope and effect as the foregoing indemnification of directors and officers.

                 (c) The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, By-laws, agreement, vote of stockholders or disinterested directors or otherwise.

                 (d) The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

                 (e) Any repeal or modification of this Section directly or indirectly, such as by adoption of an inconsistent provision of this Certificate of Incorporation, shall not apply to or have any effect on the rights of any officer and director to indemnification and advancement of expenses with respect to any acts or omissions occurring prior to such repeal or modification.

                 (f) If this Section or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each director and officer of the Corporation as to expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) with respect to any proceeding to the full extent permitted by any applicable portion of this Section that shall not have been invalidated and to the full extent permitted by applicable law."

         The Company has entered into agreements with each of its directors and officers indemnifying each of them against expenses, settlements, judgments and fines in connection with any threatened, pending or completed action, suit, arbitration or proceeding where the individual's involvement is by reason of the fact that he is or was a director or officer or served at the Company's request as a director or officer of another organization, except that indemnification is not provided against judgments or fines in a derivative suit unless permitted by Delaware law.


ITEM 16.  EXHIBITS.


Exhibit
Number                                             Description of Exhibit
------                                             ----------------------
     2.1       Consent  and Voting Agreement and Plan of  Merger, dated as of December 20, 1996, by and among
               Nabors Industries, Inc., Nabors  Acquisition Corp. 96  and ADCOR-Nicklos Drilling Company  and
               the Stockholders and Option Holders thereof.*

     3.1       Restated Certificate of Incorporation  and By-Laws of Nabors  Industries, Inc. dated  May 12,
               1988 (Incorporated  by reference to  the exhibits to  Form 10-K  (File No. 1-7773)  filed with the Commission on December 29, 1988).

      3.2       Certificate of Amendment  of the Restated Certificate  of Incorporation of  Nabors Industries,
                Inc. dated March 7,  1989 (Incorporated by reference to the  exhibits to Form 8-K (File No. 1-
                9245) filed with the Commission on March 13, 1989).

      3.3       Certificate of Amendment  of the Restated  Certificate of Incorporation of  Nabors Industries,
                Inc. dated  May  8,  1990  (Incorporated by reference to the  exhibits to Form 10-K (File No.
                1-9245) filed with the Commission on December 24, 1990).

      3.4       Certificate of Amendment  of the Restated Certificate  of Incorporation of Nabors  Industries,
                Inc.  dated April 12, 1991 (Incorporated by  reference to the exhibits to Form 10-K (File No.
                1-9245) filed with the Commission on December 30, 1991).

      3.5       Certificate of  Amendment of the Restated  Certificate of Incorporation  of Nabors Industries,
                Inc.  dated March 11, 1994 (Incorporated by  reference to the exhibits to Form 10-K (File No.
                1-9245) filed with the Commission on December 29, 1994).

      3.6       Amendment  to the Restated By-Laws of  Nabors Industries, Inc. (Incorporated  by reference to the exhibits to Form 10-K (File No. 1-9245) filed with the Commission on December 24, 1990).

      3.7       Certificate of Retirement of Shares of Nabors Industries, Inc. filed February 3, 1997
                (Incorporated by reference to the exhibits to Form 10-Q (File No. 1-9245) for the quarter ended
                December 31, 1996).

        5       Opinion of Baker & McKenzie.

     10.1       Escrow Agreement,  dated as of  January 2,  1997, by and  among Nabors Industries, Inc.,  the
                Stockholders and Option Holders of ADCOR-Nicklos Drilling Company, and Bank One, Texas, N.A.*

     10.2       Registration Rights Agreement, dated as of April 30, 1996, between Nabors Industries, Inc. and
                Occidental Oil and Gas Corporation (Incorporated by reference to the exhibits to Form 10-K
                (File No. 1-9245) filed with the Commission on December 30, 1996).

     10.3       Common Stock Purchase Warrants, dated February 23, 1990, of Nabors Industries, Inc. issued to
                John Hancock Mutual Life Insurance Company (Incorporated by reference to the exhibits to Amendment
                No. 1 to Form S-2 (Registration No. 33-32919) filed with the Commission on February 26, 1990).

     23.1       Consent of Baker & McKenzie (Included in Exhibit 5).

     23.2       Consent of Coopers & Lybrand L.L.P.*

       24       Powers of Attorney.*

-------------
* Previously filed.

ITEM 17.  UNDERTAKINGS.

         (a)     The undersigned registrant hereby undertakes:

                          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                                  (i)      to include any prospectus required
                          by Section 10(a)(3) of the Securities Act unless the information required to be included in such post-effective amendment is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this registration statement;

                                  (ii)     to reflect in the prospectus any
                          facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement unless the information required to be included in such post-effective amendment is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to
                          Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                                  (iii)    to include any material information
                          with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15 (d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES


         Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on February 28, 1997.


                              NABORS INDUSTRIES, INC.

                              By: /s/ Anthony G. Petrello
                                 ---------------------------------------------
                                  Name: Anthony G. Petrello
                                  Title: President and Chief Operating Officer



         In accordance with the requirements of the Securities Act, this Amendment No. 2 has been signed by the following persons in the capacities and on the dates stated.



                    Signatures                               Title                              Date
                    ----------                               -----                              ----
         /s/ Eugene M. Isenberg*                 Chairman, Chief Executive Officer      February 28, 1997
------------------------------------             and Director (principal executive
         Eugene M. Isenberg                      officer)



         /s/ Anthony G. Petrello                 President, Chief Operating Officer     February 28, 1997
------------------------------------             and Director
         Anthony G. Petrello

         /s/ Richard A. Stratton*                Vice Chairman and Director             February 28, 1997
------------------------------------
         Richard A. Stratton

         /s/ Bruce P. Koch*                      Vice President of Finance (principal   February 28, 1997
------------------------------------             financial and accounting officer)
         Bruce P. Koch


         /s/ Gary T. Hurford*                    Director                               February 28, 1997
------------------------------------
         Gary T. Hurford

         /s/ Hans W. Schmidt*                    Director                               February 28, 1997
------------------------------------
         Hans W. Schmidt


         /s/ Myron M. Scheinfeld*                Director                               February 28, 1997
------------------------------------
         Myron M. Scheinfeld

         /s/ Jack Wexler*                        Director                               February 28, 1997
------------------------------------
         Jack Wexler

         /s/ Martin J. Whitman*                  Director                               February 28, 1997
------------------------------------
         Martin J. Whitman

* By:  /s/ Anthony G. Petrello                                                          February 28, 1997
     ---------------------------------
           Attorney-in-Fact


                                 EXHIBIT INDEX


Exhibit
Number                                             Description of Exhibit
------                                             ----------------------
     2.1       Consent and Voting Agreement and Plan of Merger, dated  as of December 20, 1996, by  and among
               Nabors Industries, Inc.,  Nabors Acquisition Corp. 96  and ADCOR-Nicklos Drilling  Company and
               the Stockholders and Option Holders thereof.*

     3.1       Restated Certificate of  Incorporation and By-Laws of Nabors  Industries, Inc. dated May  12,
               1988 (Incorporated  by reference to  the exhibits to  Form 10-K (File  No. 1-7773) filed  with the Commission on December 29, 1988).


     3.2       Certificate of Amendment of  the Restated Certificate of  Incorporation of Nabors  Industries,
               Inc.  dated March 7, 1989 (Incorporated by reference to the exhibits  to Form 8-K (File No. 1-
               9245) filed with the Commission on March 13, 1989).

     3.3       Certificate of Amendment of  the Restated Certificate  of Incorporation of Nabors  Industries,
               Inc. dated May  8,   1990  (Incorporated by reference to the  exhibits to Form 10-K (File No.
               1-9245) filed with the Commission on December 24, 1990).

     3.4       Certificate of Amendment  of the Restated Certificate  of Incorporation of Nabors  Industries,
               Inc. dated April 12, 1991 (Incorporated  by reference to the exhibits to  Form 10-K (File No.
               1-9245) filed with the Commission on December 30, 1991).

     3.5       Certificate of Amendment  of the Restated Certificate  of Incorporation of  Nabors Industries,
               Inc. dated March 11, 1994 (Incorporated  by reference to the exhibits to  Form 10-K (File No.
               1-9245) filed with the Commission on December 29, 1994).

     3.6       Amendment to the Restated By-Laws  of Nabors Industries, Inc.  (Incorporated by reference  to the exhibits to Form 10-K (File No. 1-9245) filed with the Commission on December 24, 1990).

     3.7       Certificate of Retirement of Shares of Nabors Industries, Inc. filed February 3, 1997
               (Incorporated by reference to the exhibits to Form 10-Q (File No. 1-9245) for the quarter ended December 31, 1996).

       5       Opinion of Baker & McKenzie.

    10.1       Escrow Agreement, dated  as of January 2,  1997, by  and among Nabors  Industries, Inc.,  the
               Stockholders and Option Holders of ADCOR-Nicklos Drilling Company, and Bank One, Texas, N.A.*

    10.2       Registration Rights Agreement, dated as of April 30, 1996, between Nabors Industries, Inc.
               and Occidental Oil and Gas Corporation (Incorporated by reference to the exhibits to
               Form 10-K (File No. 1-9245) filed with the Commission on December 30, 1996).

    10.3       Common Stock Purchase Warrants, dated February 23, 1990, of Nabors Industries, Inc. issued to
               John Hancock Mutual Life Insurance Company (Incorporated by reference to the exhibits to
               Amendment No. 1 to Form S-2 (Registration No. 33-32919) filed with the Commission on
               February 26, 1990).

    23.1       Consent of Baker & McKenzie (Included in Exhibit 5).

    23.2       Consent of Coopers & Lybrand L.L.P.*

      24       Powers of Attorney.*

-------------

* Previously filed.